                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Dove Entertainment, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  259901 110 6
                                 (CUSIP Number)

                             Charles A. Sweet, Esq.
                              Williams & Connolly
                            725 - 12th Street, N.W.
                             Washington, D.C. 20005
                                  202-434-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 10, 1997
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

CUSIP No. 259901 10 6

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Viner (S.S. No. ###-##-####)
         Deborah Raffin Viner (S.S. No. ###-##-####)

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [X]
         (b)      [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         N/A
         N/A

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
         United States of America

NUMBER OF SHARES           7)       SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   0
PERSON WITH
                           8)       SHARED VOTING POWER

                                    1,145,844

                           9)       SOLE DISPOSITIVE POWER

                                    0

                           10)      SHARED DISPOSITIVE POWER

                                    1,145,844

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,145,844

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*

         [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         20.6%

14)      TYPE OF REPORTING PERSON*

         IN
         IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION)

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 2 amends and supplements the statements on Schedule 13D and Schedule 13D/A filed with respect to the events occurring March 28, 1997 (the "Initial Filing") and June 10, 1997 (the "First Amended Filing") filed by Michael Viner ("Mr. Viner") and Deborah Raffin Viner ("Ms. Raffin") on August 15, 1997 relating to the common stock, par value $0.01 per share (the "Common Stock"), of Dove Entertainment, Inc., a California corporation ("Dove" or the "Issuer"). Capitalized terms used herein without definition have the same meanings attributed to them in the Initial Filing.

         Item 5.  Interests in Securities of the Issuer.

         (a) The following list sets forth the corrected aggregate number and percentage (based on 5,557,099 shares of Common Stock outstanding, which includes 33,333 shares of Common Stock currently issuable upon exercise of options issued on September 4, 1996, as well as 5,523,766 shares of Common Stock outstanding as set forth in Dove's Form 10-QSB for the fiscal quarter ended March 31, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2 of the First Amended Filing, as of June 10, 1997:

                 Shares of       Percentage of
               Common Stock    Shares of Common
               Beneficially    Stock Beneficially
Name              Owned             Owned
----              -----             -----
Mr. Viner      1,145,844(1)        20.6%(1)

Ms. Raffin     1,145,844(1)        20.6%(1)



---------------------

(1) All of such shares are held jointly by Mr. Viner and Ms. Raffin as community property. In addition to 1,112,511 shares of Common Stock, includes 33,333 shares of Common Stock currently issuable upon exercise of options issued on September 4, 1996 with an exercise price of $3.50 per share. The 80,000 shares of Common Stock or 22,079 shares of Preferred Stock (referenced in the Initial Filing) that may have been authorized by the Issuer in lieu of accrued and unpaid dividends on the Series A Preferred Stock are not included because Mr. Viner and Ms. Raffin have been unable to confirm such authorization with either the Issuer or the Issuer's counsel. The Common Stock issuable upon exercise of an additional 66,667 options issued on September 4, 1996 with an exercise price of $3.50 per share is not considered beneficially owned because 33,333 of such options are not vested until September 4, 1997, and 33,334 of such options are not vested until September 4, 1998. The Common Stock issuable upon conversion of the Series E Shares is not considered beneficially owned because the Series E Preferred Stock is not convertible into Common Stock until six months following the issuance thereof, which is more than 60 days after the date of the most recent event reported herein. Further, the Series E Shares do not bear voting rights until converted into Common Stock. The reported percentages may be greater than actual because they are based on 5,557,099 shares, which includes 5,523,766 shares of Common Stock outstanding as set forth in Dove's Form 10-QSB for the fiscal quarter ended March 31, 1997, as well as the 33,333 shares of Common Stock currently issuable upon exercise of options issued on September 4, 1996, but which does not include any other outstanding options, warrants, convertible preferred stock and other outstanding securities convertible into Common Stock but not beneficially owned by Mr. Viner or Ms. Raffin.

         (b) Mr. Viner and Ms. Raffin have shared power to vote and dispose of 1,145,844 shares of Common Stock, which includes all shares described above in footnote (1) to the table in Item 5(a).

                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.



Dated:  August 19, 1997             /s/ Michael Viner
                                    -----------------
                                    Michael Viner



                                    /s/ Deborah Raffin
                                    ------------------
                                    Deborah Raffin